Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pacific Integrated Energy, Inc.
6650 Lusk Blvd Ste B204
San Diego, CA 92121
www.pienergy.com

Up to $3,938,287.50 in Non-Voting Common Stock at $12.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pacific Integrated Energy, Inc.
Address: 6650 Lusk Blvd Ste B204, San Diego, CA 92121
State of Incorporation: DE
Date Incorporated: August 24, 2010

Terms:

Equity

Offering Minimum: $10,000.00 | 800 shares of Non-Voting Common Stock
Offering Maximum: $3,938,287.50 | 315,063 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $12.50
Minimum Investment Amount (per investor): $500.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% Bonus Shares.

Amount-Based

$1,000+ | Tier 1

5% Bonus Shares.

$2,500+ | Tier 2

7% Bonus Shares.

$5,000+ | Tier 3

10% Bonus Shares.

$10,000+ | Tier 4

15% Bonus Shares + Phone Call with the CEO.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PI Energy will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $12.50 / share, you will receive 10 additional shares, meaning you'll own 110 shares of Non-Voting Common Stock for $1,250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Pacific Integrated Energy, Inc. ("PI Energy") was founded to develop and commercialize clean energy breakthroughs using nano-scale engineered materials. The Company is developing photovoltaic (PV) technology to open up new markets for solar energy. PI Energy's PV materials are designed to be wrapped around any surface, making previously impractical surfaces available for solar energy installation. This breakthrough approach is possible by all the collective properties of the Company's proprietary nanofilm. The resulting PI Energy solar module represents a globally-scalable PV module, as a result of the technology's benefits:

- Lightweight

- Superior thermal performance

- Non-toxic

- Reliable performance

- Low installed-cost

- Ultra-flexible

- Made from earth-abundant elements

The company is currently pre-revenue and primarily funded through equity funding, grants, and engineering contracts.

The company plans to roll out its product with industry partners and with regional development partners depending on the market.

The company owns three issued patents on an earlier generation prototype. The company has filed a patent on the current technology. The most recent patent was filed jointly by PI Energy and a university professor we are working with. Per US patent law, the rights are owned jointly by PI Energy with the university. The employment agreement for all employees assigns IP rights (which is developed under work performed during employment, per state law) to PI Energy. In addition, PI Energy is developing trade secrets relating to the critical process steps of making the technology, which will be owned by PI Energy. This combination approach is based on years of the CEO’s experience in developing and protecting IP.

Competitors and Industry

According to the International Energy Agency, world solar power annual installed capacity in 2017 was 101.6 GW, almost double the 51.4 GW installed in 2015. Currently, the solar cell manufacturers are dominated by Chinese and Taiwanese firms. The dominant solar cell material is crystalline silicon, which is in about 90% of solar PV sold in 2019. The Crystalline Si PV market is expected to reach $182 Billion by 2024 with a CAGR of 21.84%.

The thin film, lightweight solar PV for the mobile device/electric vehicle market is currently an underserved market because it lacks a product that is both lightweight, flexible, non-toxic, stable with a high enough efficiency to be commercially viable. There has been growth in this field in recent years: 68% increase of electric car sales and 25% increase in global stock of electric buses, between 2017 and 2018, with the exception of COVID-19 impacting the production of electric buses in 2020.

Current Stage and Roadmap

Current Stage

PI Energy has built a team of technical experts and prototype manufacturing capabilities. The Company is pre-commercial and is in development of its proprietary technology. The Company is currently building small-scale prototypes, with the goal of improving efficiency and demonstrating, with the prototypes, commercial efficiencies.

The technology is targeted to reach commercial efficiencies at the prototype level. Pilot deployment is expected to follow after that. The Company has been in discussions with potential partners that are both regional and strategic who are interested in our product once it has reached the commercial efficiency at the prototype level.

The solar cell is made up of the active layers which capture light and separate electrical charges to generate electrical current. Solar PV technologies are classified primarily by their solar cell design. The rest of the solar module, or panel protects and structurally supports the solar cell, and includes wiring to connect the generated power. Today, the solar PV market is dominated by the following solar cell designs (and their corresponding modules): crystalline silicon, cadmium telluride (CdTe), and CIGS – which were all developed between 1941 and the 1990s.

PI Energy is presently developing a new solar cell, and with each generation of solar cell design within PI Energy encompassing years of work and up to a few hundred small scale prototype development, fabrication, and testing steps. We are developing our 4th generation prototype, which includes about a decade of lessons learned on our proprietary solar cell development path. The internal technical design review and theoretical analysis includes experts in solar PV fabrication, semiconductors and PV nanomaterials.

Future Roadmap

PI Energy's target is to demonstrate and test full prototype devices in 2021.

We are now integrating our new solar cell design, working through the development steps of small-scale prototypes, that will be tested to optimize fabrication processes and performance. Prototype solar cells will be tested with a solar simulator, that replicates sunlight, to provide efficiency performance of the prototype. Through successive iterations, we will optimize these prototypes to bring the performance to a commercially viable efficiency, which indicates how much of the sunlight absorbed is converted into electricity, and then start building larger scale pilot devices for larger scale demonstration.

Some of PI Energy's strategic discussions, with large established companies, have requirements to enter into a commercial collaboration and/or joint-venture, that are lower than the efficiencies that we are targeting for our preliminary commercial pilot.

The Team

Officers and Directors

Name: Phil Layton

Phil Layton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/President
  Dates of Service: January 11, 2008 - Present
  Responsibilities: Run operations of the company. Including technical development as CTO, office management and IP protection. His salary, which is

authorized by the BOD to normally be $198,000/yr, and was temporarily reduced starting September 23, 2019, to $48,000, and was raised in April 2020 to $100,000. The salary will be returned to authorized levels once there is sufficient cash reserves in the Company. There is no additional compensation (equity or stock options).

- **Position:** Chairman of the Board
  Dates of Service: January 11, 2008 - Present
  Responsibilities: Preside over the board meetings.

Name: David Andresen

David Andresen's current primary role is with Ecotech Advisors. David Andresen currently services 24 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member, Board of Directors
  Dates of Service: April 29, 2008 - Present
  Responsibilities: Secretary, Board of Director functions. David received 50,000 stock options for his position on the Board over the past 12 years.

Other business experience in the past three years:

- **Employer:** Ecotech Advisors
  Title: Owner & Principal
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Direct company operations and management.

Name: Rodrigo Marquez-Pacanins

Rodrigo Marquez-Pacanins's current primary role is with Faro Energy Developments Ltd. Rodrigo Marquez-Pacanins currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member, Board of Directors
  Dates of Service: May 19, 2014 - Present
  Responsibilities: Board of Director functions. Mr. Marquez has received 30,000 stock options for his role as a director.

Other business experience in the past three years:

- **Employer:** Faro Energy Developments Ltd

Title: Independent Advisor
Dates of Service: March 08, 2018 - Present
Responsibilities: Advises the company.

Other business experience in the past three years:

- **Employer:** Faro Energy Fundo de Investimento em Participaçoes - Multiestrategia, a fund pursuant to the laws of Brazil
  Title: Consultant
  Dates of Service: August 01, 2019 - February 17, 2020
  Responsibilities: Consultants the Company.

Other business experience in the past three years:

- **Employer:** Faro Energy, LTD
  Title: Director and General Counsel
  Dates of Service: September 20, 2017 - February 17, 2020
  Responsibilities: Member of the Investment Committee, contract negotiation, drafting, advisor to the CEO.

Name: Lee Krevat

Lee Krevat's current primary role is with Krevat Energy Innovations. Lee Krevat currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: February 17, 2020 - Present
  Responsibilities: Board of Director's duties. Mr. Krevat has received 30,000 stock options for his role as a director.

Other business experience in the past three years:

- **Employer:** Krevat Energy Innovations
  Title: CEO
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Runs company that consults for clean technology start-ups, utilities, regulators, legislatures, and environmentally-focused companies and communities to help bring clean energy and clean transportation solutions successfully to market by strategizing, evangelizing, and connecting stakeholders.

Other business experience in the past three years:

- **Employer:** MOEV Inc.
  Title: Member of the Board of Advisors
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Advisor duties

Other business experience in the past three years:

- **Employer:** GridWise Alliance
  Title: Member Board of Directors, Chairman Operations Committee
  Dates of Service: January 01, 2011 - Present
  Responsibilities: Led the development of the GridWise Alliance Grid Modernization Index (GMI). The GMI has been used since 2013 to evaluate the status of electric grid modernization in the United States, to identify and promote best practices, and to provide insights to state policymakers, regulators, and other stakeholders regarding the progress of their grid modernization.

Other business experience in the past three years:

- **Employer:** GridX, Inc.
  Title: Member Board Of Directors
  Dates of Service: August 01, 2011 - January 01, 2020
  Responsibilities: Board member duties

Other business experience in the past three years:

- **Employer:** PXiSE Energy Solutions, LLC
  Title: Director
  Dates of Service: June 01, 2017 - September 01, 2018
  Responsibilities: Developed partnerships, venture capital opportunities, and microgrid clean energy projects to grow PXiSE into a self-sustaining entity. PXiSE DERMS Advanced Control Technology provides management and sub-second control for grid- connected microgrids, island microgrids, renewable energy farms, and high percentage renewable segments of the grid.

Other business experience in the past three years:

- **Employer:** Sustain 6
  Title: Board Director & Co-Founder
  Dates of Service: April 01, 2020 - Present
  Responsibilities: Board of Director duties. Helping companies unleash their greatest sustainability assets - their people.

Other business experience in the past three years:

- **Employer:** PI Energy
  Title: Advisor
  Dates of Service: January 01, 2014 - February 17, 2020
  Responsibilities: Advises on business matters relating to his expertise. PI Energy duties were minimal, less than an hour per week.

Name: Sergio Mejia

Sergio Mejia's current primary role is with Merrill Lynch. Sergio Mejia currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April 30, 2021 - Present
  Responsibilities: Board member. Mr. Mejia receives no compensation for his role as a board member.

Other business experience in the past three years:

- **Employer:** Merrill Lynch
  Title: Assistant Vice President
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Financial Advisor, Wealth Manager

Name: Mark Juergensen

Mark Juergensen's current primary role is with CleanTech Energy, Inc.. Mark Juergensen currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member, Board of Directors
  Dates of Service: September 16, 2010 - Present
  Responsibilities: Board of Director duties. Mr. Juergensen has received 50,000 stock options for his role as a board advisor

Other business experience in the past three years:

- **Employer:** CleanTech Energy, Inc.
  Title: Managing Director
  Dates of Service: January 01, 2007 - Present
  Responsibilities: Founder and owner of this renewable development advisory firm. Lead solar and energy storage development in the US on multiple projects.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for our final product once that product is completed and that people will think it’s a better option than a competing product, or that the development of the product will succeed.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and pre-commercial enterprises, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Non-Voting Common Stock in the amount of up to $3,974,310.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to additional capital to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our certain operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Solar photovoltaic (PV) or that the product may never be used as a result of technical or business challenges. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured prototype layers for our solar photovoltaic materials and devices. Delays or cost overruns in the development of our solar photovoltaic materials and fully integrated devices and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, difficulty finding vendors or manufacturing partners, changes to design, difficulty securing all necessary intellectual property and/or regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. In addition, during the time it takes to develop the product there may be market changes including known or unknown competitors, that may develop better technology or marketing solution, the customer demand may change, and the economies supporting the market may go into recession.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on the assumption that by meeting the technical milestones our products will be able to gain traction in the marketplace. It is possible that the Company's new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

As an early stage company developing a new technology, PI Energy may encounter difficulties such as unanticipated problems related to the development and testing of its product, initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly of its product and competitive and regulatory environments in which the company intends to operate. It is uncertain at this state of its development, if the company will be able to effectively resolve any such problems, should the occur. If the Company cannot resolve an unanticipated problem, it may be forced to modify or abandon its business plan. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. PI Energy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable or generate sufficient revenues.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and very limited revenue. If you are investing in this Company, it's because you think that the Company's Solar PV technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patent may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit the ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection. Also, there may be publications that lag the actual discoveries and the Company cannot be certain that it will be the first to make the technology claimed or to be the first to file for patent protection of such technology. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may consume the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Filing for patent protection does not guarantee that the Company will be awarded any protection or the patent award may be limited in scope by the patent office. Due to cost associated with filing and maintaining international patents, any issued patent may be limited to only a few countries and may not include countries that the Company intends to operate in or sell product.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trade secret protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing and fabrication of our prototype development material. And possibly in the future our product material and production It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these

key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Certification Risks
Some solar Photovoltaic markets require certification for installation, this could be regional or specific to the product type. It is possible that our products do not gain UL or IEC certification or any other certification that is required for acceptance to be installed in certain markets, which would limit our revenue and ability to bring production to market.

Patent Litigation cost is expensive if required
Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Joint ownership of intellectual property
PI Energy owns some of its intellectual property (IP) as joint ownership with either individuals at a University or with the University itself. Such ownership means that either party can use the intellectual property, PI Energy can use the rights as it sees fit as well as the University. PI Energy intends to negotiate exclusive licenses for the IP rights. PI Energy's product requires substantial additional information to produce which will be kept as trade secret or be used to create new patents that will be owned exclusively by PI Energy. The University or Individual could decide not to assign full exclusive rights to the patents which means they could license the rights to others that are competitors of PI Energy. In such case the competitors would need to develop the same knowledge that PI Energy has acquired and held as trade secrets or license the additional patent rights that PI Energy intends to develop.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Phil Layton	3,304,704	Common Stock	47.02

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 315,063 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 14,000,000 with a total of 7,682,582 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 15,070 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 824,000 of shares to be issued pursant to stock options, reserved but unissued.

Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 185,410 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,064,092.00
  Number of Securities Sold: 322,467
  Use of proceeds: This transaction converted the ~$1.4 M in debt and interest into common stock and brought an additional $647,474 of additional funds for working capital. This primarily involved final tests of the previous generation P3 of the company's technology which led to the current design and the design,

planning and first development of the current design P4. Of the new $647 k funds the majority cost was for R&D, which was primarily in the form of salaries for the 10 employees of the Company, for approximately 4 months. In addition, funds included rent for the ~3000 SQFT office space and 1200 SQFT lab, materials and cost of outside vendors for materials, fabrication and testing. Additional cost included interest on debt, overhead and G&A. Please see reviewed financials for a detailed description of the actual break down of cost for the last fiscal year.
Date: October 07, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** Debt
  Final amount sold: $450,000.00
  Use of proceeds: Working capital. Used to fund primarily R&D: 10 employees for 3 months development of P3, three fabrication approaches, this includes facilities cost for the lab and office, materials cost for fabrication of prototypes, use of the nanofabrication facility at UCSD, G&A expenses. Used to narrow down development path to 2 paths.
  Date: September 18, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,000,000.00
  Use of proceeds: Used to fund primarily R&D: funding payroll. for 7 months development of P3 final design and subsequent conceptual development of P4 design, this includes facilities cost for the lab and office, materials cost for fabrication of prototypes, use of the nanofabrication facility at UCSD, fabrication of precursor films. G&A expenses.
  Date: March 27, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Debt
  Final amount sold: $300,000.00
  Use of proceeds: This was the latest funds received and was used to fund 7 employees, facilities expense (rent for office and lab space) and fabrication costs for 2.5 months for development of our P4 design. This includes cost from an outside vendor for precursor film production and diagnostic expenses.
  Date: November 08, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,061,709.15
  Number of Securities Sold: 109,903
  Use of proceeds: Operations and Development
  Date: October 26, 2020

Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $770,170.80
  Number of Securities Sold: 75,507
  Use of proceeds: $383,805 was used for continuing development of technology, patent protection salaries rent and general company operations. $386,365.80 as a note conversion to equity (common stock)": $300,000 principal note, previously described with a date of 5/8/2021, plus interest and redemption fee, was converted to equity. The $300,000 principal note previously described with a due date of 5/8/2021 was converted to equity.
  Date: May 05, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Fiscal Year ended October 31, 2020 compared to Fiscal Year ended October 31, 2019

Revenue

As the company is developing a new solar PV technology, revenue is a small part of the overall company budget. Revenue increased in 2020 from product sales of Advanced Solar Simulator used for algae research that the company sells currently to one customer. Revenue from product sales and engineering services was $6,500 as compared with 2019, which was $6,000 from engineering services.

Cost of Goods Sold

Cost of goods sold was $4,807 for the small amount of product sales that occurred in fiscal year 2020. No product sales occurred in fiscal year 2019.

Expenses

Expenses in fiscal year 2020 of $1,221,115 decreased, as compared to fiscal year 2019 which was $1,741,114. This was a result of focusing R&D efforts and shifting the technology design. The primary reductions were from payroll. Payroll was reduced from $831,261 in 2019 (which was made up of $113,844 G&A expenses and $717,417 R&D expenses) to $442,686 in 2020 (which was made up of $61,258 G&A expenses and $381,428 R&D expenses). This reduction was through CEO salary reduction and staff realignment and reduction specific to the new technology design. Moving forward in the new fiscal year, the company has reduced expenses further moving into new facilities in April 2021 that match the current technology development requirement.

Historical results and cash flows:

The company is currently in technology development stage and pre-revenue for its first product. The historical cash flows will not be indicative of the revenue and cash flows expected once the technology is commercialized. Past cash was primarily generated through equity investments and some revenues from engineering services and government grants. The expectation is that once we achieve technical success and build a commercially viable product, revenue will be generated through a combination of sales, licensing, and partnership revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has a line of credit for approximately $32,000 through Wells Fargo bank in the form of business credit cards. The outstanding balances are paid off on a monthly basis. The Company currently has one shareholder/Board Member for $176,268, which is expected to be extended by the shareholder if the company requires it to be.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company is pursuing multiple funding strategies in parallel, which include: in-house built advanced solar simulator equipment sales revenue, federal grants, and equity offerings. The Company projects that the funds from the Regulation CF will be the primary source of funding for the next 1 to 2 years of operation of the Company. The Company has been mostly financed previously from Regulation D equity funding, raising over $15 million from accredited investors during the past 10 years. The Company sees equity crowdfunding as an extension of its previous equity funding efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company is expecting that the funds raised from Equity Crowdfunding will be important and necessary for the operation of the company for the next year and possibly the following year depending on how fast we move toward commercialization and how much grant money is received by the company. With significant technical progress, the company expects other sources of funding to expand significantly to be a more dominant source of funds. These other sources of funding would include government grants and commercial partners.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company's operating expenses are approximately $100,000/month. The primary expense is technical personnel salaries, followed by R&D support for contract manufacturing and supplies. The minimal amount raised is not expected to contribute a significant amount of the operating expenses. The Company expects to operate on existing cash reserves for 3 months if the company only raises the minimum amount.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company operating expenses are estimated to be approximately $100,000/month during the Regulation CF campaign. The primary expense is salaries, followed by R&D support such as facilities rentals and supplies. The Company is also targeting additional sources of revenue from government grants and contracts. If the maximum amount is raised, the Regulation CF campaign is expected to provide for a full 2 years of operations funding. The Company will also pursue during this time federal grant funding and commercial partnerships.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company intends also pursue federal and state grant funding and commercial partnerships. Additional sources of capital after the campaign include additional Regulation D offerings if necessary to complete the funding needs for technology development and to commercialize the technology.

Indebtedness

- **Creditor:** Phil Layton / CEO
  Amount Owed: $182,793.00
  Interest Rate: 3.0%
  Maturity Date: July 18, 2021
  The outstanding principal on the balance sheet as of October 31, 2020 was $176,268, and accrued interest payable on the balance sheet as of October 31, 2020 was $6,525.

Related Party Transactions

- **Name of Entity:** Phil Layton
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $176,268 loan
  Material Terms: The Company issued $150,000 promissory note to the Company's CEO & Chairman of the Board in 2018. The loan and interest accrued amounting to a total of $176,268 were restructured on August 1, 2019 into a two-year unsecured loan with interest rate of 3%, no interest is due until maturity. This loan is outstanding as of October 31, 2020.

- **Name of Entity:** Nueva Segovia Financials S.A.
  Names of 20% owners: Sergio Mejia and Ernesto Mejia
  Relationship to Company: Director
  Nature / amount of interest in the transaction: A Secured Note for $300,000 on November 8, 2019, converted to 37,879 shares of Non-Voting Common Stock on 5/5/2021.
  Material Terms: The Note had an 18-month maturity (maturity date 5/8/2021) and interest rate of 8% per year. It was secured against equipment assets of the company. The Note was converted to 37,879 shares of common stock on 5/5/2021. The Note has been paid in full through the conversion to stock.

Valuation

Pre-Money Valuation: $87,861,525.00

Valuation Details:

The fully diluted pre-money valuation $87,861,525 is calculated based on the share price of $12.5/share multiplied by the number of issued shares of 7,028,922.

PI Energy did not engage an independent valuation firm to determine the valuation. The Company determined the valuation based on: addressable market, projected competitive advantages, intellectual property, and comparable valuations. The following items were included in the internal analysis for valuation:

Addressable market. The current addressable market today comprises the solar module market, which is approximately US$48 billion in annual sales globally. This market grew by 18% in 2018. With PI Energy's ultra-thin, non-toxic and flexible PV materials approach, the Company recognizes that while a considerably large new unaddressed PV market in non-weight-bearing roofs, mobile devices, electric vehicles, and previously unused surfaces for PV, whose cumulative size and consequent market opportunity has not been determined. If PI Energy meets its proposed milestones within the next few years, we expect that PI Energy's technology could address new markets for electric vehicles which is projected to be over $8.3 Billion/year, as well as the rapidly growing data center energy market and solar PV commercial roofs which is unknown in size because there isn't a comparable product on the market.

Comparables – publicly traded. The current solar photovoltaic (PV) module market is dominated by companies in China and South Korea. The combined market capitalization of the entire PV module manufacturers varies dynamically with daily stock market variability, though in the trailing 24 months, this figure is roughly approximate to the total revenues from module sales, about $48 billion per year. Most of the PV module companies operate with very thin margins, sell similar products with little differentiation from their competitors, and some of the largest in China have received substantial loans from Chinese government-controlled banks. If PI Energy meets its proposed milestones within the next few years, we expect that PI Energy's technology could address new markets for electric vehicles which is projected to be over $8.3 Billion/year, as well as the rapidly growing data center energy market and solar PV commercial roofs which is unknown in size because there isn't a comparable product on the market . Additionally, PI Energy will be able to meet the requirements of a significant portion of the existing solar market. Overall PI Energy has the potential as well as substantially further grow the size of the total solar PV market due to our future product's projected competitive advantages. Nevertheless, we cannot accurately assess the impact of our technology in the future solar PV market.

Comparables – equity crowdfunding. We have identified only two equity crowdfunding offerings, in the areas of solar cell/module innovation (i.e. Rayton Solar, Inc. in 2016), fundamental energy generation innovation (i.e., Lawrenceville Plasma Physics, Inc., dba "LPPFusion", in 2017), and OPV solar cell technology (i.e, SolarWindows Technologies, Inc.).

1. In a solar cell innovation-related equity crowdfunding offering, Rayton Solar, Inc., filed a form 1-A, on Nov. 29, 2016, with the Securities and Exchange Commission, with a pre-money valuation of US $208,878,351.36 (137,419,968 common shares outstanding multiplied $1.52 per common share in offering).

The equity crowdfunding page for Rayton Solar's Regulation A offering in 2016 (https://www.startengine.com/rayton-solar) describes a leading advantage of the company's technology as the slicing of silicon with a particle accelerator beam, so that the thickness is reduced from 200 to 3 microns. The tagline of the offering was "Beginning the Solar Age". Our Company's assessment is that the Rayton Solar proposition for silicon wafer ion implantation, by itself might be a technology that would require partnering with another company in the solar PV market, since it would only be one step in a manufacturing process. Also, we concluded that a thinner material does not always provide better performance, in terms of efficiency and cost, and would require additional technology for 3-micron thick silicon wafer to increase absorption. After 2016, Rayton Solar, Inc. rebranded as simply “Rayton”, reflecting a shift away from solar energy and used the new tagline “Evolving the Semiconductor Industry”. They have used their ion beam slicing technology for use on GaAs, to address the emerging 5G telecommunications market.

2. LPPFusion (Lawrenceville Plasma Physics, Inc.) is a fundamental energy generation innovation in the area of nuclear fusion. LPPFusion submitted a Form C (filed Nov. 1, 2017 with the Securities and Exchange Commission). The funding portal webpage associated with the offering (https://wefunder.com/lppfusion) describes a pre-money valuation of $39,300,000. While most individuals are hopeful for innovations in commercial fusion research, our Company estimates a significant risk to such a venture, since controlled fusion research has been in development for over 50 years and there is no currently viable reactor design.

3. SolarWindow Technologies, Inc. (WNDW:OTC US), is a pre-revenue solar technology company developing an organic solar cell (according to SolarWindows' 10-K filed with the SEC on 11/10/2020). We found no mention in SolarWindow’s public statements regarding the stability of their OPV cell technology, which historically has been a constraining parameter for the performance and commercial potential of other OPV cell technologies over the past 20 years (e.g., Konarka Technologies). According to the EIA, organic PV (OPV) made up less than 1% of the solar PV market modules sales in 2019. According to MIT's Future of Solar Energy multidisciplinary 2015 report, OPV technology has serious limitations due to it cell stability due to "poor long-term stability under illumination, and comparatively low ultimate efficiency limits". At 4 PM (ET) on May 6, 2021, the market capitalization of SolarWindows (WNDW) was over US $610 million.

PI Energy valuation history and trendline. In 2010, when PI Energy received its first institutional investment of $4 million from a hedge fund, the pre-money valuation was negotiated at about $20 million. After 2010, the Company has raised over $10 million from sophisticated investors, and the valuation continued to increase every few quarters, after each of the Company share offerings and in-line with the ongoing technology development. The Company has fabricated over 2,000 small format prototypes and has iterated through four generations of solar cell design. PI Energy’s last share offering was at $10.2 per share, which represents $71,694,999 pre-money valuation. Since the start of the last offering, the Company has attained significant technological development and filed an additional patent on the technology.

Considering the addressable market, projected competitive advantages, comparable valuations, the Board of Directors of PI Energy agrees with the fully diluted pre-money valuation of $87,861,525, which is represented in the $12.5/share for the Regulation CF offering.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  5.0%
  Company branding through social media to expand awareness of company and technology

- *Research & Development*
  38.5%
  This portion of the R&D budget funds supplies and outside venders/fabrication partners for development of our P4 solar PV

- *Company Employment*
  43.0%
  This funds our full time and part time employees. The majority of the employees time is toward R&D.

- *Operations*
  10.0%
  Operations include rent, utilities insurance and taxes.

If we raise the over allotment amount of $3,938,287.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  2.0%
  Company branding through social media to expand awareness of company and technology

- *Research & Development*
  40.0%
  This portion of the R&D budget funds supplies, fabrication equipment and outside venders/fabrication partners for development of our P4 solar PV

- *Company Employment*
  39.5%
  This funds our full time and part time employees. The majority of the employees time is toward R&D.

- *Operations*
  9.0%
  Operations include rent, utilities insurance and taxes as well as general

operation items

- *Working Capital*
  6.0%
  Working capital includes business development and paying off preexisting loans

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than February 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.pienergy.com (https://pienergy.com/for-investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pacific Integrated Energy, Inc.

[See attached]

Pacific Integrated Energy, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
October 31, 2020 and 2019

PACIFIC INTEGRATED ENERGY, INC.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1-2
Financial Statements as of October 31, 2020 and 2019 and for the years then ended:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Deficit	5
Statements of Cash Flows	6
Notes to Financial Statements	7

To the Board of Directors of
Pacific Integrated Energy, Inc.
San Diego, California

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Pacific Integrated Energy, Inc., which comprise the balance sheets as of October 31, 2020 and 2019, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Integrated Energy, Inc. as of October 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter – Going Concern

The accompanying financial statements have been prepared assuming that Pacific Integrated Energy, Inc. (the "Company") will continue as a going concern. As described in Note 2 to the financial statements, the Company sustained net losses amounting to $1,211,884 and $1,872,477 for the years ended October 31, 2020 and 2019, respectively, has an accumulated deficit of $16,690,623 as of October 31, 2020, and has current liabilities in excess of current assets of $268,388 as of October 31, 2020 including a collateralized loan. The Company has not yet generated significant revenues and incurred operating expenses of $1,221,115 and $1,741,114 for the years ended October 31, 2020 and 2019, respectively. This resulted to negative cash flows from operating activities of $1,047,348 and $1,589,430 for the years ended October 31, 2020 and 2019, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA LLC

Denver, Colorado
February 16, 2021

PACIFIC INTEGRATED ENERGY, INC.
BALANCE SHEETS
As of October 31, 2020 and 2019

	October 31, 2020	October 31, 2019
ASSETS		
Current Assets:		
Cash in banks	$ 251,219	$ 148,318
Accounts receivable	4,715	8,453
Subscription receivable	169,227	-
Escrow receivable	43,104	-
Prepaid expenses	26,847	23,023
Total Current Assets	495,112	179,794
Non-Current Assets:		
Property and equipment, net	30,076	70,076
Deferred costs	22,056	22,056
Security deposits	12,202	12,202
Total Non-Current Assets	64,334	104,334
TOTAL ASSETS	$ 559,446	$ 284,128
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 10,508	$ 27,891
Accrued expenses	195,375	106,655
Notes payable	476,268	-
Term loan (SBA), current portion	81,349	-
Total Current Liabilities	763,500	134,546
Non-Current Liabilities:		
Notes payable	-	176,268
Term loan (SBA), net of current portion	82,525	-
Total Non-Current Liabilities	82,525	176,268
Total Liabilities	846,025	310,814
Stockholders' Deficit:		
Voting Common Stock, $0.0001 par value, 14,000,000 shares authorized, 6,148,215 and 6,098,197 shares issued and outstanding as of October 31, 2020 and 2019, respectively	614	609
Non-Voting Common Stock, $0.0001 par value, 2,000,000 shares authorized, 109,303 and 0 shares issued and outstanding as of October 31, 2020 and 2019, respectively	11	-
Additional paid-in capital	16,403,419	15,451,444
Accumulated deficit	(16,690,623)	(15,478,739)
Total Stockholders' Deficit	(286,579)	(26,686)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 559,446	$ 284,128

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PACIFIC INTEGRATED ENERGY, INC.
STATEMENTS OF OPERATIONS
For the years ended October 31, 2020 and 2019

	2020	2019
Sales:		
Product sales	$ 6,000	$ -
Cost of goods sold	4,807	-
Gross profit	1,193	-
Service revenue:		
Engineering services	500	6,000
	1,693	6,000
Operating Expenses:		
General and administration expenses	486,464	584,686
Research and development	538,619	992,811
Marketing and advertising	196,032	163,617
Total Operating Expenses	1,221,115	1,741,114
Loss from Operations	(1,219,422)	(1,735,114)
Other Income (Expenses):		
Interest expense	(29,353)	(140,047)
Rent income	26,662	-
Government grant	8,000	-
Interest income	2,229	2,684
Total Other Income (Expenses)	7,538	(137,363)
Net Loss	$ (1,211,884)	$ (1,872,477)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PACIFIC INTEGRATED ENERGY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended October 31, 2020 and 2019

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Capital	Deficit	Deficit
Balance at October 31, 2018	5,775,730	$ 577	-	$ -	$ 13,331,738	$ (13,606,262)	$ (273,947)
Stock issuances for cash	92,497	9	-	-	647,463	-	647,472
Conversion and settlement of notes into common stock	229,970	23	-	-	1,416,594	-	1,416,617
Share-based compensation	-	-	-	-	55,649	-	55,649
Net loss	-	-	-	-	-	(1,872,477)	(1,872,477)
Balance at October 31, 2019	6,098,197	609	-	-	15,451,444	(15,478,739)	(26,686)
Stock issuances for cash - Reg CF offering	-	-	109,303	11	1,025,679	-	1,025,690
Stock issuances for cash	3,750	-	-	-	24,750	-	24,750
Share-based compensation	-	-	-	-	52,574	-	52,574
Share warrants exercised	46,268	5	-	-	(5)	-	-
Offering costs	-	-	-	-	(151,023)	-	(151,023)
Net loss	-	-	-	-	-	(1,211,884)	(1,211,884)
Balance at October 31, 2020	6,148,215	$ 614	109,303	$ 11	$ 16,403,419	$ (16,690,623)	$ (286,579)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PACIFIC INTEGRATED ENERGY, INC.
STATEMENTS OF CASH FLOWS
For the years ended October 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities		
Net loss	$ (1,211,884)	$ (1,872,477)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	31,820	39,137
Loan discount amortization	-	14,982
Share-based compensation	52,574	55,649
Loss on disposal of property and equipment	8,891	-
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	3,738	(8,453)
(Increase)/decrease in prepaid expenses	(3,824)	24
Increase/(decrease) in accounts payable	(17,383)	2,197
Increase/(decrease) in accrued expenses	88,720	179,511
Net Cash Used in Operating Activities	(1,047,348)	(1,589,430)
Cash Flows from Investing Activities		
Purchase of property and equipment	(711)	(4,963)
Cash paid for patent applications	-	(22,056)
Cash Used in Investing Activities	(711)	(27,019)
Cash Flows from Financing Activities		
Proceeds from notes payable	300,000	1,000,000
Proceeds from term loan	163,874	-
Proceeds from issuance of common stock	838,109	647,472
Offering costs	(151,023)	-
Net Cash Provided by Financing Activities	1,150,960	1,647,472
Net change in cash	102,901	31,023
Cash in at beginning of year	148,318	117,295
Cash at end of year	$ 251,219	$ 148,318
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion and settlement of notes payable into common stock	$ -	$ 1,416,617

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Pacific Integrated Energy, Inc. (d/b/a "PI Energy"; the "Company") was incorporated on August 24, 2010 under the laws of the State of Delaware. The Company is developing a novel solar photovoltaic (PV) technology, that is intended to create new markets and compete in established markets for solar energy. The Company plans to target markets, on an initial phase of commercialization, that require some of the proposed competitive advantages of the Company's technology (including flexible, lightweight, non-toxic, low installation cost and overall competitive costs). The Company intends to target several solar PV market segments, including commercial and industrial building rooftops, residential rooftops, electric and hybrid vehicle PV, and electrical powered equipment. The Company's PV materials are designed to be wrapped around any solid surface, making many previously impractical surfaces available for solar energy PV module installation and power collection. Some of the vehicle applications include electric and hybrid: buses, trucks, delivery vans and passenger vehicles. The Company's internal analysis suggests that current market PV, also known as "Traditional PV", cannot readily address some of the Company's targeted market due to weight, cost, and/or toxicity concerns of some types of traditional PV. PI Energy is also developing a portfolio of synergistic renewable technology that is being developed in partnerships with universities and private companies.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America ("US GAAP") applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained net losses amounting to $1,211,884 and $1,872,477 for the years ended October 31, 2020 and 2019, respectively, has an accumulated deficit of $16,690,623 as of October 31, 2020, and has current liabilities in excess of current assets of $268,388 as of October 31, 2020 including a collateralized loan. The Company has not yet generated significant revenues and incurred operating expenses of $1,221,115 and $1,741,114 for the years ended October 31, 2020 and 2019, respectively. This resulted to negative cash flows from operating activities of $1,047,348 and $1,589,430 for the years ended October 31, 2020 and 2019, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds to meet obligations through various capital fund-raising efforts. The Company has raised over $16 million over the past 11 years, its Regulation CF offering in 2020 raised over $1 million and was oversubscribed, and has raised over $250,000 from October 31, 2020 through February 16, 2021. The Company's ability to meet its obligations as they become due is dependent upon its ability to continue to generate external capital financing. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted a fiscal year ending October 31st as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and there is no assurance the Company can successfully commercialize its products. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2020, and 2019, the Company has no cash in bank balance in excess of federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of October 31, 2020 and 2019, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded.

Prepaid Expenses

Prepaid expenses include rent paid in advance and insurance payments with a policy term ending subsequent to October 31, 2020 and 2019.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 to 10 years for its capitalized assets. Property and equipment as of October 31, 2020 and 2019 were as follows:

	2020	2019
Computers	$ 41,707	$ 41,707
Equipment	222,617	238,078
Furniture	12,729	12,729
Leasehold improvements	30,557	30,557
Total property and equipment	307,610	323,071
Less: accumulated depreciation	(277,534)	(252,995)
Property and equipment, net	$ 30,076	$ 70,076

Depreciation expense of $31,820 and $39,137 was recorded on these assets for the years ended October 31, 2020 and 2019, respectively.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended October 31, 2020 and 2019, the Company disposed property and equipment with carrying amount of $8,891 and $0, respectively, and recognized as loss on disposals of property and equipment in the statements of operations.

Deferred Costs

The Company has deferred certain legal expenses in the pursuit of obtaining patents for its technology. The total amount of costs capitalized as of October 31, 2020 and 2019 amounted to $22,056. The deferred costs will be treated as an intangible asset upon the successful grant of the patent and amortized over the useful life of the patent. If the grant of a patent proves to be unsuccessful, then the deferred costs will be subject to impairment or write off.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' deficit on the balance sheet.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in banks, accounts receivable, accounts payable, accrued expenses, notes payable and term loan.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of October 31, 2020 and 2019, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its product and upon satisfying the Company's obligation to perform engineering services.

Research and Development Expense

Research and development expenses are expensed as incurred. Research and development consist of engineers and scientists' salary, lab rent, supplies, and shipping expenses.

Advertising Expense

Advertising expenses are expensed as incurred.

Stock Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation Crowdfunding. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to additional paid-in capital as they are directly attributable to the offering and issuance of the Company's common stock. For the years ended October 31, 2020 and 2019, total offering costs charged to additional paid-in capital amounted to $151,023 and $0, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

<u>Recent Accounting Pronouncements</u>

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 4: DEBT FINANCING AGREEMENTS

Notes Payable

The Company has three promissory notes issued to related parties with original principal amounts of $150,000 each, which remained outstanding as of October 31, 2018. The loans bear interest at 17% per annum which was all payable at maturity, were collateralized by substantially all assets of the Company, and included share warrants equal to 20% of loan principal amount divided by $6.50 for a total of 13,845 warrants (see Note 5). During the year ended October 31, 2019, two of these promissory notes with then outstanding principal of $300,000 and accrued interest of $39,539 were settled through issuance of 55,120 shares of the Company's common stock during the year ended October 31, 2019 at a conversion rate of $6.16 per share. On August 1, 2019, the remaining $150,000 promissory note issued to the Company's CEO, plus accrued interest of $26,268, was restructured to a new unsecured promissory note of $176,268 with 3% annual interest rate. This loan and interest are all payable on July 18, 2021. The fair value of the warrants issued in conjunction with these notes was discounted to the notes and associated amortization expense is included in interest expense amounting to $0 and $14,982 for the years ended October 31, 2020 and 2019, respectively. Total interest expense recognized on these loans for the years ended October 31, 2020 and 2019 amounted to $5,220 and $62,972, respectively, inclusive of the discount amortization. The outstanding principal on the balance sheet as of October 31, 2020 and 2019 was $176,268 and $176,268, respectively. Accrued interest payable on the balance sheet as of October 31, 2020 and 2019 was $6,525 and $1,305, respectively

During the year ended October 31, 2019, the Company issued three convertible promissory notes to related parties with principal amounts of $200,000, $550,000 and $250,000. These loans bear interest at 15% per annum, which was all payable on its maturity two years after issuance, and were collateralized by substantially all assets of the Company. These loans were convertible into the Company's common stock at the option of the holder. The number of shares the notes were convertible into is equal to the outstanding loan plus accrued interest over the lower of $6.16 or 88% of lowest stock price issued during the period in which they were outstanding. All these promissory notes with then outstanding principal and accrued interest payable totaling $1,000,000 and $77,078, respectively, were converted into 174,850 shares of common stock in the year ended October 31, 2019 at a conversion rate of $6.16 per share. Interest expense recognized on these loans for the year ended October 31, 2019 amounted to $77,075. The Company analyzed the conversion features on these notes and determined they did not constitute beneficial conversion features.

On November 8, 2019, the Company issued a $300,000 promissory note to a related party, which is collateralized by certain assets of the Company (substantially all physical assets). The principal amount and all interest accruing to this promissory note at 8% per annum are payable on May 8, 2021. Interest expense recognized on this loan for the year ended October 31, 2020 amounted to $24,000, all of which remained accrued and outstanding at October 31, 2020. The outstanding principal balance was $300,000 as of October 31, 2020.

Term Loan - PPP

On May 3, 2020, the Company entered into Paycheck Protection Program (PPP) promissory note agreement with Wells Fargo SBA Lending and obtained a loan of $163,874 with fixed interest rate of 1% per annum. The loan is unsecured and is payable in monthly installments of $6,953 starting on November 1, 2020. The loan balance at its maturity on May 3, 2022 shall be due and payable in full. No interest expense is recognized on this loan for the year ended October 31, 2020. The loan was forgiven in accordance with the CARES Act provision subsequent to October 31, 2020 (see Note 10).

Future Maturities

The future maturity dates on the notes payable and term loan as of October 31, 2020 are as follows:

2021	$	557,617
2022		82,525
Total	$	640,142

NOTE 5: STOCKHOLDERS' DEFICIT

Capital Structure

Effective August 20, 2019, the Company amended its certificate of incorporation to increase its authorized capital stock from 12,000,000 shares of common stock to 16,000,000 common stock at $0.0001 par value per share, of which 14,000,000 shares shall be designated common stock and 2,000,0000 shares shall be designated non-voting common stock. Each respective share of non-voting common stock shall have the same powers, designations, preferences, rights, qualifications, limitations and restrictions as a share of common stock, provided, however, that the non-voting common stock shall be a non-voting series of common stock and shall have no right to vote on any matter. Upon an initial public offering, non-voting common stock shall convert to common stock on a 1:1 basis.

As of October 31, 2020, the Company had 6,148,215 shares of voting common stock and 109,303 shares of non-voting common stock issued and outstanding. As of October 31, 2019, all the 6,098,197 issued and outstanding shares of the Company are voting common stock.

Share Issuances

During the year ended October 31, 2019, the Company entered into common stock purchase agreements, of which the Company issued 92,497 shares of voting common stock at $7.00 per share for gross proceeds of $647,472 for working capital purposes and convert its outstanding loans to such investors with total principal of $1,300,000 and accrued interest of $116,617 into 229,970 shares of voting common stock at a conversion rate of $6.16 per share.

During the year ended October 31, 2020, the Company issued 5,025 shares of voting common stock upon exercise of 7,500 warrants, of which, 3,750 shares were issued for cash at exercise price of $6.60 per share for gross proceeds of $24,750 and the remaining 1,275 were issued by the exercise of cashless exercise provisions in the warrants. A total of 46,268 shares of voting common stock were issued in cashless exercises of 136,082 warrants for the year ended October 31, 2020. These warrants were exercised by stockholders who received these warrants as part of the stock issuances prior to October 2016.

During the year ended October 31, 2020, the Company undertook an offering of its non-voting common stock pursuant to a Regulation Crowdfunding offering and issued 109,303 shares of non-voting common stock at $10.00 per share. The Company received total gross proceeds of $1,025,690 from this offering and incurred total offering costs of $151,023 in connection with this offering. As of October 31, 2020, $43,104 of the invested funds is held under escrow and recognized as escrow receivable in the balance sheet and $169,227 of committed subscriptions were outstanding as subscriptions receivable.

Stock Warrants

The Company has granted stock warrants associated with its loans to acquire shares of the Company's Common Stock, which in accordance to Topic 470-20, Debt, such warrants should be recorded in equity as additional paid-in capital at fair value as of the date of issuance and amortized to interest expense.

153,677 of warrants issued in prior periods remained outstanding as of November 1, 2018. In the year ended October 31, 2020, 139,832 share warrants were automatically exercised in cashless exercises resulting in the issuance of 46,268 shares of common stock.

As of October 31, 2020 and 2019, the Company had 13,845 and 153,677 stock warrants outstanding, respectively. The warrants have a weighted average exercise price of $6.50 and $6.59 per share, with a weighted average remaining term to expiration of 0.8 and 1.8 years, all respectively.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a share-based employee compensation plan, the 2009 Stock Option Plan (the "Plan"), for which 1,000,000 shares of common stock are reserved for issuance under the Plan to certain employees, non-employee directors, and non-employee consultants. Awards granted under the Plan typically expire ten years after the grant date and vesting generally occurs over a period of four to five years.

A summary of options activities for the years ended October 31, 2020 and 2019 is as follows:

	October 31, 2020		October 31, 2019	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	632,000	$ 4.84	632,000	$ 4.84
Expired	(84,000)	$ 4.50	-	$ -
Outstanding - end of year	548,000	$ 4.89	632,000	$ 4.84
Exercisable at end of year	540,000	$ 4.87	607,000	$ 4.78
Intrinsic value of options outstanding at year-end	$ 2,802,000		$ 1,368,000	
Weighted average duration (years) to expiration of outstanding options at year-end	2.25		2.90	
Weighted average duration (years) to expiration of exercisable options at year-end	2.17		2.72	

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company's 2009 Stock Option Plan expired on June 5, 2019. For the years ended October 31, 2020 and 2019, the Company issued 154,000 and 110,000 stock options, respectively, after expiration of its Plan. The Company intends to reissue these options once a new stock option plan has been approved.

The Company calculated its estimate of the value of the stock-based compensation granted as of October 31, 2018 under FASB ASC 718 and FASB ASC 505, and recorded compensation costs related to the stock options vested for the years ended October 31, 2020 and 2019 of $52,574 and $55,649, respectively. As of October 31, 2020 and 2019, there were $25,568 and $78,142 of share-based compensation to be recognized over a weighted-average period of approximately 1.60 years and 1.67 years, all respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company issued $150,000 promissory note to the Company's CEO & Chairman of the Board in 2018. The loan and interest accrued amounting to a total of $176,268 were restructured on August 1, 2019 into a two-year unsecured loan with interest rate of 3%, no interest is due until maturity. This loan is outstanding as of October 31, 2020 and 2019.

The Company issued the following promissory notes to one of the Company's board members:

- $150,000 promissory note issued on September 19, 2018
- $550,000 convertible promissory note issued on November 16, 2018
- $250,000 convertible promissory note issued on March 27, 2019
- $300,000 promissory note issued on November 8, 2019

$150,000, $550,000 and $250,000 promissory notes were settled and converted into a total of 166,981 common stock of the Company in 2019. The $300,000 promissory note is still outstanding as of October 31, 2020.

As of October 31, 2020 and 2019, notes payable to related parties amounted to $176,268 and $476,268, respectively.

NOTE 7: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of October 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $4,657,938 and $4,274,239, respectively. The following table presents the deferred tax assets and liabilities by source:

	2020	2019
Net operating loss carryforward	$ 3,974,225	$ 3,625,855
R&D credit carryforward	677,988	633,754
Depreciation methods	5,725	14,630
Deferred tax assets	4,657,938	4,274,239
Valuation allowance	(4,657,938)	(4,274,239)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended October 31, 2020 and 2019, cumulative losses through October 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $4,657,938 and $4,274,239 were recorded as of October 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for fiscal years 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of October 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $14,201,978 and $12,957,071, respectively, which may be carried forward and will begin to expire in 2030 in varying amounts. The Company also was R&D tax credits of $677,988 and $633,754 available as of October 31, 2020 and 2019, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2020 tax years remain open to examination.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of October 31, 2020 and 2019, to the Company's knowledge, there is no litigation threatened or pending against the Company.

NOTE 9: LEASE COMMITMENTS

The Company entered into two lease agreements for its office space and lab facilities in 2016 and have agreed to extend its lease until March 31, 2021 and subject to further renewal or extension. Monthly base rent for these two lease agreements amounted to $10,414 and $4,613. Total security deposits paid amounted to $12,202 and are recognized under noncurrent assets in the balance sheets.

Future minimum lease payments under these operating lease agreements as of October 31, 2020 amounted to $75,135, due in 2021.

Effective March 2020, the Company entered into a sublease agreement with Renew Biopharma at a base rate of $2,500 per month. The Company subleases its premises on a month-to-month renewal basis subject to 15 day notice of termination. There is no future minimum lease receivable under the sublease agreement. The rent income from the sublease is presented under Other Income in the statements of operations.

Total rent expense recognized for the years ended October 31, 2020 and 2019 amounted to $189,874 and $152,754, offset by non-operating rent income of $26,662 and $0, all respectively.

NOTE 10: SUBSEQUENT EVENTS

Securities Purchase Agreement

On December 10, 2020, the Company agreed to sell 4,902 shares of non-voting common stock of the Company and warrants to purchase 980 shares non-voting common stock in exchange for cash equivalent to $10.20 per share, or $50,000. The warrants are exercisable at $10.50 per share and will expire on December 31, 2021.

On December 23, 2020, the Company entered into another securities purchase agreement to sell 2,451 shares of non-voting common stock of the Company and warrants to purchase 245 shares non-voting common stock in exchange for cash equivalent to $10.20 per share or $25,000. The warrants are exercisable at $10.50 per share and will expire on December 31, 2021.

PPP Loan Forgiveness

On January 21, 2021, the SBA approved the loan forgiveness application by the Company to extinguish its term loan amounting to $163,874 as of October 31, 2020.

Management's Evaluation

Management has evaluated subsequent events through February 16, 2021, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Pacific Integrated Energy


20210427
10 MIL
*Image used here and in this video are in the prototype phase, PI Energy Solar PV is not currently available on the market.

Website | San Diego, CA | TECHNOLOGY

To make solar energy far more practical and competitive, PI Energy is developing a next-generation of solar photovoltaic (PV) materials. Our novel materials are thin and flexible solar nanofilms, which enable solar PV with a low installed-cost, that is safe, and can be applied on almost any surface. These combined advantages open vast new untapped markets for clean energy.

$0.00 raised

0 Investors	$87.9M Valuation
$12.50 Price per Share	$500.00 Min. Investment
Common Shares Offered	Equity Offering Type
$3.94M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Transformational Technology - PI Energy's solar technology is ultra-flexible, durable, non-toxic, and lightweight, so that it can be installed at a low cost on almost any surface.
- Expanding Market - Our technology can greatly expand the current multi-billion dollar solar module market and put clean energy on a far faster growth path.
- Great Team - Our team includes technology, innovation, and industry experts with decades of unique work experience.

"Next generation of solar PV for installation on most surfaces"



Photo of P4 prototype material in development. P4 is not currently available on the market.

THE PROBLEM

In 2021, clean energy is still limited and expensive

Climate change is the greatest challenge faced by humanity. If we assume no fundamental improvement in renewable energy technologies, fossil fuels can be projected to remain 85% of global primary energy consumed through 2040 (Source).

Every day, our planet receives vast amounts of clean energy in the form of sunlight, and solar energy is by far the most abundant source of potential clean energy. With the right technology, **properly harnessing the power of the sun could supply more than 1,400 times all the energy consumed by humans.**



Total global consumed energy (2019) = 18TW-yr (approx.)
1x current energy use
(colored areas are in proportion to energy)
Geothermal Theoretical Potential
0.24 x current energy use
4.3TW-yr potential
Wind Theoretical Potential
3.8 x current energy use
68TW-yr potential
Solar PV Theoretical Potential
1,400 x current energy use
Solar PV
2,500 TW-yr potential

Solar energy is the most abundant potential source of clean energy. Today, the installed cost of clean energy is still too expensive for most consumers in the US and around the world.

Cost issues are even more important when we look at the worldwide deployment of clean energy. Global emissions growth will be largely determined by the energy choices of the most populous, least affluent, and fastest developing nations. To move away from a fossil fuel-driven development path, a low-cost, clean energy, that can be practically scaled globally is required (Source).

With current market technologies, solar energy still represents less than 1% of global energy consumed. PI Energy intends to change this path to our energy future.



World Energy Consumption
(primary energy in millions of tons of petroleum equivalent)
Solar
12,000
10,000
8,000
6,000
4,000
2,000
0
1990
2000
2010
2019
Hydroelectric
Nuclear
PETROLEUM
FOSSIL
NATURAL GAS
FUELS
COAL
Coal
Petroleum
Natural Gas
Nuclear
Hydro
Geothermal & Biomass
Wind
Solar

(Source)

About 90% of installed solar PV modules are traditional crystalline-silicon (c-Si). This type of solar panel is relatively heavy, rigid and fragile; which makes it expensive to install and significantly limits what surfaces can be used for solar PV. These surfaces are mostly: roofs that can carry the additional weight, and solar farm projects which - both require heavy rack and mounting hardware.

About 10% of the remaining installed solar PV in the market today is are Cadmium Telluride (CdTe) and Copper Indium Gallium Selenide (CIGS), which are somewhat flexible, but they contain toxic and scarce elements, which limit where they can be installed. Clean energy should not include the widespread adoption of toxic elements, and it cannot be broadly adopted if scarce elements are used.

According to MIT, current market solutions for PV are not globally scalable. For solar energy to be a meaningful part of global energy, it must be practical to install on most surfaces, at a low installed cost, and be made of earth-abundant, non-toxic elements. This is the technology that PI Energy is developing.

THE SOLUTION

The next generation of solar energy

We believe that PI Energy's solar technology design is different from any solar PV in the market today. The key difference is the sum of properties: ultra-thin, flexible, non-toxic, durable, good performance, lightweight, and low-install cost. These advantages enable a vast amount of new applications like wrap-around PV for electric and hybrid vehicles (cars, buses, vans, trucks, trains, and ships), electronic equipment and devices, and most surfaces of buildings, walls, infrastructure, as well as most fixed structures.



Concept of PI Energy's technology being deployed on many types of vehicles, with color layers.

Many commercial and industrial roofs are made of thin sheet metal, and cannot support the additional heavy weight of traditional c-Si solar PV without expensive reinforcement. Large data centers, like the massive buildings housing Amazon Web Services and Google cloud storage, represent a new market segment addressable by PI Energy. Our technology moves solar PV power generation closer to the location of power consumption, thus reducing expensive transmission and grid infrastructure costs, while using surfaces on existing structures.

Other current market solar PV technologies that are not as heavy as c-Si, such as CdTe, CIGS, and Perovskites, contain toxic elements (e.g., cadmium and/or lead), which pose a challenge for applications in proximity to humans (Source).

We believe the unique combination of properties of PI Energy's technology meets all the necessary characteristics required for a solar PV technology that can be globally scaled so that it can supply a large portion of the global energy market.



: Indicates possible placement for PV
Traditional PV
pi energy
Residential
Commercial & Industrial

Generating more clean power locally, where the power is consumed, instead of large remote solar farms away from population centers, provides benefits of reducing grid congestion and infrastructure costs. Most electric power costs for consumers come from power line transmission and other grid infrastructure costs. With PI Energy's distributed clean energy generation approach, significant additional cost savings, in reduced grid costs, are an added benefit to making clean energy more competitive and scalable.

THE MARKET

A global market with an ever-growing demand

Currently, the total grid-connected energy market is about $2.6 trillion per year globally, and the available solar PV module market is only about $46.6 billion in module sales annually in 2020 *.

We believe our estimated serviceable obtainable market is at least about 25% of the current photovoltaic module/panel market, or about $11.7 billion. We see a unique untapped opportunity, addressable by PI Energy, for vehicle-integrated PV in the growing untapped electric vehicle market.



$11.7 billion
SOM – Serviceable Obtainable Market
$46.6 billion
SAM – Serviceable Addressable Market
$2.6 trillion
TAM – Total Addressable Market

* Sources for data

TAM Source 1 and SAM Source 2

In 2018, there were 5,000,000 electric cars worldwide with a growth of 68% over the previous year. The same year there were 460,000 electric buses, with a 25% annual growth (Source). This represents an $8.3 billion/year untapped serviceable solar market for new vehicles. In 2019, Amazon announced it will purchase 100,000 new electric delivery vehicles (Source).

In 2020, California passed a mandate that all new vehicles sold starting in 2035 must be EVs. Several automobile manufacturers have announced plans to go completely electric by 2030 (Volvo, and in Europe, Ford) or 2035 (General Motors).

This is an unaddressed market for solar PV integration, as there is no scalable market-available solar PV technology that can be practically applied to electric vehicles safely or at a reasonable cost. PI Energy intends to provide its PV material technology for wrapping onto electric vehicles, where it would serve as a range extender, for example, providing passenger vehicles and delivery vans approximately 20 miles (32 km) of additional range on a daily basis in a region with good solar resources like southern California.

*This statistic is sourced from the International Energy Agency - GW modules installed globally multiplied by the average module price figures (Section Sources Source 1 and Source 2)



Concept of PI Energy's technology being deployed on a vehicle, with a color layer.

OUR TRACTION

Significant raises and improved technology



PI Energy's P4 material on an electrical test probe. P4 is a prototype and not currently available on the market.

Transformational hardware innovation, including energy generation equipment, often takes many years to develop. This type of innovation is also known as "Deep Technology" (deep tech) or "Hard Technology" (hard tech) when a technology solution is based on substantial scientific and/or engineering challenges. Historically, new solar cell development has taken about a decade of dedicated work. PI Energy has dedicated the time, focus, and expertise to develop a fundamental innovation for solar PV over the past decade. With advanced technology, PI Energy intends to grow the solar energy market far above present trends.

The estimated 2020 solar PV module global market is:

- Total: $46.6B
- Thin film: $9B

According to MIT, for a solar PV cell technology to provide a globally scalable market-driven solar energy solution, all the key **advantages (green)** are required, while avoiding **disadvantages (red)**:

Global-Scale Market Requirements *	Current Commercial Market PV: c-Silicon	Current Commercial Market PV: CdTe & CIGS	pi energy (planned PV module)
Weight	Heavy	Lightweight	Lightweight
Element toxicity	Non-toxic	Toxic elements	Non-toxic
Element abundance	Abundant	Rare	Abundant
Flexibility	No	Yes	Yes

* Requirements according to US Dept. of Energy and MIT

(Source)

To fund its technology development, PI Energy has raised over $16M during the last 10 years of technology development, mostly from private investors, including family offices with direct experience in renewable energy and electric vehicle markets. The goal of PI Energy is to enable a rapid expansion of clean energy globally by deploying its technology to make solar energy a competitive and practical energy choice for most consumers around the world. We see the present solar market as relatively small, in relation to its enormous potential. We want to harness market forces to deploy competitively priced clean energy at a global scale.

Shown below are a few images, out of over 2,000 fabricated prototype samples, in the course of a decade of PI Energy's technology development:



The first two pictures are P1 prototypes under an electrical test probe. The next couple are iterations of P2. The circular devices with grids are tests of P3. The last picture is an early picture of testing material processing techniques for the latest generation, P4. These are all prototypes not yet available on the market.

Our team of experts is driven to meet this commercial and sustainability goal. We have built hundreds of prototypes of our nanofilm PV technology, arriving at the current design, which we intend to commercialize. PI Energy's team is currently advancing our most recent P4 prototype, and integrating various manufacturing techniques, to complete a fully integrated PV material that we can then commercialize. Our goal is to produce the first integrated PV material of the current generation design in 2021. As a part of our development process, a full patent was filed for our current generation PV material design in December 2020.


We have built hundreds of prototypes and raised approximately
$16M to develop our technology

**This video discusses our prototype products which are currently in development and pre-production.*

WHAT WE DO

Ultra-flexible and lightweight solar materials

PI Energy is continuing to refine and develop its unique and flexible solar module, so that it can be fabricated on a roll-to-roll manufacturing process, using demonstrated high-volume manufacturing processes. We expect our product will be about 40 times thinner than traditional c-SI solar PV, made of earth-abundant and non-toxic elements.



Development relies on proven high-volume manufacturing process
Ultra-thin and flexible for low install cost

Development Stage

The technology is currently still under development. We are in the process of building prototypes to demonstrate the technology and the manufacturing process. We have built multiple initial prototypes that are developing various steps of this process. The full integration of all steps comes after each sum of steps has been demonstrated and optimized. These are small area prototypes, which after demonstrating at thin-film commercial efficiencies, we will move to larger-scale pilot demonstration along with pilot manufacturing.

Solving a Critical Problem for Clean Energy

The low surface power density of renewables is one of the biggest challenges confronting a transition to clean energy. Power density represents how much power can be generated from the area occupied by an energy source (e.g., fossil fuels, nuclear, wind, solar, etc.). Power density (watts per unit area) includes all the area that is committed to generating energy. For biomass, this area includes the fields of cultivated crops where the material is grown. For fossil fuels, this area includes the extraction and processing facilities as well as the power plant. Nuclear power has attractively high power density, but its costs have not been competitive with fossil fuels and there is substantial controversy on safety as well as the challenges of nuclear materials proliferation. Natural gas has the highest power density of fossil fuels, but that is offset by its "super-potent" greenhouse effect (about 120x worse in the short term than CO_2) from gas leaks during extraction and transport. The chart shows the range of power densities for different energy sources.



Surface Power Density - Sources of Electrical Power Generation
Natural Gas
Nuclear
Solar
Petroleum
Biomass
Wind
Coal
0.1
1.0
10
100
1,000
Surface Power Density (watts/m²) - range shown in log scale

(image source: Ecotech Advisors, Inc. Only renewable energy sources that are site agnostic are considered. Data source: "The spatial extent of renewable and non-renewable power generation: A review and meta-analysis of power densities and their application in the U.S." (John van Zalk & Paul Behrens, 2018))

Solar PV has the highest power density of renewables, but its power density is still less than 1/10 to 1/100 that of fossil fuel-generated power. According to Professor Vaclav Smil (Source), a leading energy transition expert, using existing market solar technologies, traditional PV projects would require covering millions of acres of valuable land worldwide to make renewable energy significant which is impractical and unfeasible.

A natural landscape cluttered with vast expanses of rows of solar PV panels is not the future we want to see. Also, precious farmland should not be replaced with utility-scale PV projects. Some of today's renewable energy projects require 1,000 times more land than fossil fuel power plants to generate the same average power. We think the best approach is to use existing surfaces that are closer to where the energy is being used, therefore a new approach to solar PV is necessary. These surfaces include existing buildings and vehicles.

A solar technology that can lead a transition to clean energy must be:

- Installable on almost any surface (lightweight and thin).
- Free of toxic materials (does not create new problems).
- Composed of earth-abundant elements (unconstrained supply).
- Good performance on hot sunny days.

This is what we are developing at PI Energy.

THE BUSINESS MODEL

Making solar energy practical worldwide by opening up untapped markets

PI Energy needs to be efficient and seek out the path of least resistance, as we plan our entry into the global energy market, which was estimated at $1.089 billion in 2019. With many addressable market segments and consumer applications for PI Energy's technology, there are several paths we have identified for commercialization:

1. **Unaddressed markets:** In the first phase of commercialization, our product will be targeted toward customers and markets where other solar PV technology does not meet customer requirements. This untapped multi-billion dollar market requires a solar module technology that is lightweight, non-toxic, and flexible. These initial target markets include commercial/industrial sheet metal roofs, solar PV-on fabric, and electric and hybrid vehicles. We have met and discussed with several potential initial customers in several countries to better qualify these market segments' needs. For these and other high-margin markets, PI Energy plans to utilize its planned small-scale production line.

2. **Partnering with manufacturers/distributors:** To bypass costly manufacturing scale-up and global distribution challenges, PI Energy plans to partner with high-volume manufacturers with global distribution. All of the potential partnership candidates we have currently met with are not fabricating solar cell materials but would like to expand their market with PI Energy's technology.

3. **Licensing:** Our licensing approach allows us to provide our technology to multiple markets and regions. Licensing enables seamless integration with other products, including most vehicles, external building materials, equipment, textiles, and more.



Phase 1
Address underserved markets
Phase 2
Partner with global film manufacturers & distributors
Phase 3
Roll out products for electric vehicles and consumer products

HOW WE ARE DIFFERENT

Making solar PV practical, affordable, and easy to use

PI Energy's solar cell technology provides unique market advantages over traditional solar PV.


Rigid
Flexible
Abundant Elements
c-Silicon
PI Energy
CIGS
CdTe
Scarce Elements

According to the USGS, Indium and Tellurium, used in CIGS and CdTe solar cells, are not directly mined and are byproducts of copper and zinc mining and processing.

1. The market is dominated by c-SI modules, which have good performance and durability, but are rigid, fragile, and heavy - which limits how and where they can be installed, even at a high price.

☀ **PI Energy's technology allows for solar materials that can be wrapped onto almost any solid surface at a low-installed cost.**

2. The commercial market for traditional PV has been led by utility-scale, large solar farms, to take advantage of economies-of-scale. However, this requires the generated electricity to travel long distances from remote locations, to reach the point of electricity consumption.

☀ **PI Energy's technology is intended for installation on pre-existing surfaces, such as buildings, vehicles, and equipment, near where the electricity is consumed.**

3. Current market rooftop solar PV requires rack and mounting hardware installation, which requires a roof to hold significantly more weight. This further limits where solar PV can be installed today.

☀ **PI Energy's technology is lightweight and wrappable. No need for cumbersome, heavy, and expensive rack and mounting hardware.**

4. Most building codes restrict where traditional PV can be placed on rooftops. Most current PV racks, mounts, and panels create obstructions for roof access, which can hinder roof inspection, repairs, and fire fighting.

☀ **PI Energy's technology allows for solar PV to be surface-integrated, placed directly on the roof, and span almost the entire roof area so that it can be walked on without blocking roof access.**

5. To get the most energy from solar PV, it is best to keep solar modules from overheating, which is common on sunny days. Solar cell efficiency actually falls "with increasing temperature". More sunlight provides both energy, which can be converted into electricity, but also unconverted light, that turns into waste heat. This waste heat increases the temperature of the solar cell. At higher ambient temperatures this heat tends to get trapped in thicker solar cells, lowering their performance. Thin-film solar PV can dissipate heat faster and has much less degradation at higher temperatures than traditional thicker solar PV.


Efficiency
Solar cell temperature

☀ **PI Energy's technology has the advantage of being very thin, with a solar cell that is only about 1/40th the thickness of traditional c-Si. This allows a PI Energy solar technology to operate at higher ambient temperatures, with less efficiency loss than thicker traditional c-Si PV.**

THE VISION

Long-term plans for clean energy 24/7

We want to help bring about a future that is clean and globally sustainable.

We envision PV on most external surfaces for residential, commercial, and industrial markets, and wrapping electric cars & buses, mobile devices, and more. Over the next decade, we intend to reshape the path of renewable energy globally and bring clean energy within the reach of almost every region and market.

While the sun provides ample energy that could meet all human energy needs, we need to manage the variation of sunlight due to night/day cycles and cloud cover. Initially, during the first years of commercialization, we expect that PI Energy's technology will reduce the consumption of traditional energy generation. Over the longer term, to manage the variability of sunlight for fixed installations (e.g., building-integrated PV) and for electric vehicles, we need to look at two complementary solutions: energy storage and thermal conversion energy technology.

PI Energy plans to expand its solar energy product across multiple markets. We plan to sell into our own high-end production capability that will service the high-margin markets. To expand internationally, we plan to utilize regional partners, which can provide funding for regional production and commercialization, and/or partner with distribution and sales channels. Using this model, we expect revenues will be more resilient because they are based on multiple markets, both traditional fixed installations and also consumer products. Our target customers will be in several markets, and we plan to establish multiple sales channels into OEMs, as well as partnerships with direct suppliers to solar installers.


Done
2021
2022
P4 design completed
P4 patent filed
P4 materials progress
Complete P4 integration
Technology demonstration
Improve performance
Small scale pilot
Continue performance improvements

Complementary technology innovation

In addition to PI Energy solar PV technology, at an earlier stage of development, we have been working on complementary technology that could expand solar performance to include advanced thermal-to-electric technologies. These advancements come from work performed with university partnerships. Our long-term vision is represented in our company's full name, Pacific Integrated Energy (abbreviated to PI Energy). We plan to provide a more integrated clean energy solution, providing clean energy 24 hours a day.

Collaboration with Energy Storage innovators

Over the long term, we also plan to partner with energy storage solutions that align with our approach and plans: technologies that are globally scalable (using earth-abundant and non-toxic elements) and cost-disruptive (that can provide good performance and be deployed at a low cost). Collaborating with such enterprises, we can be more effective and competitive, as we look down the energy transition path, to a clean energy future for the whole planet. We plan to partner with these companies in pilot projects and further collaborative commercialization, which could include a micro-grid that could be drop-shipped.

Adding Color to Solar PV

A surface that is black in color can absorb more visible light, so many solar PV materials are black. As many customers may prefer other colors, we plan to integrate an additional color layer to provide diverse colors for automotive, architectural, and surface-integrated solar PV. To have a non-black color means that some visible light must be reflected, so it will have a slightly decreased performance. We want to provide the choice to customers so that they can choose a surface color. We think that clean energy should be low-cost, well-performing, and also could be aesthetically appealing to more customers.

We plan to expand solar energy's potential by increasing where and how it can be installed, from vehicles to complex cityscapes that could be producing clean energy, making large areas of solar PV possible within cities.

OUR TEAM

Scientists and engineers working as a team for an impactful solution

PI Energy was founded by Phil Layton, a physicist and intellectual property attorney, with over 20 years of experience in nanotechnology development, aerospace, and defense commercialization of those technologies. PI Energy employs scientists and engineers with expertise in a wide array of fields, including materials science, device physics, chemistry, plasmonics, nanotechnology, nano-engineering, hardware testing, and fabrication. The team has been working together for 10 years, overcoming numerous challenges. They are veterans in commercial development. The team is highly motivated and passionate about advancing real-world commercial solutions for a better environment.


Mike Fennel
VP Engineering
Phil Layton
Founder & CEO
Isaac Ruiz
Sr. Scientist

WHY INVEST

Groundbreaking technology for a cleaner, brighter future

PI Energy has developed a novel and groundbreaking solar energy technology, creating the opportunity to accelerate the expansion of solar PV by making clean energy more practical and affordable than ever before.

PI Energy's team is developing its proprietary materials to create a product with new and better capabilities for the renewable energy market: a solar energy module that is ultra-flexible, lightweight, non-toxic, durable, high performing, and made from earth-abundant materials. With PI Energy's technology, we plan to expand and create new markets for solar energy, growing the solar PV market, so that clean energy will be far more accessible, practical, and cost-effective.


Our groundbreaking technology is ushering in a future of practical and affordable CLEAN ENERGY

Meet Our Team



Phil Layton

Founder, CEO/President & Chairman

Mr. Layton has over 25 years in technical research and development, managing engineering teams. His expertise includes building technical teams, leading complex, cutting edge technology through development and into commercial products as well as intellectual property development and protection. He holds degrees in physics and law, which enabled him to serve as technical, legal and management for start-up and publicly traded companies. Some highlights of his career include working on Cassini, New horizons and several Mars rovers. Mr. Layton's technical expertise includes solar PV, nanotechnology, space radiation effects, and plasma physics. He has served in the USNR as an engineering duty officer. Layton has an MS Physics and JD.



Mike Fennell

VP - Engineering

Mr. Fennell has over 25 years of experience in design and construction of high technology hardware. His extensive experience includes: solar technology development and testing; spacecraft electromechanical assemblies; design of manufacturing techniques for products, such as lightweight, high-strength panels from recycled fibers; development of directional gamma-ray detectors; and radiation testing of electronics. At PI Energy, Mr. Fennell has developed much of the equipment used to fabricate and test prototype solar cell devices. Mr. Fennell has an MS in Applied Physics.



David Andresen

Board Member, Co-Founder

Mr. Andresen has over 20 years' experience in corporate finance, with a focus on cleantech (renewables, efficiency & storage). He served in management at hedge funds (Summit Global and YAGI) and cleantech practice of two US investment banks. He has private equity transactional experience in the US, Europe, Japan, China, and South America. Mr. Andresen served on programs advising the USAID, US DOE, and the IFC, on clean energy and sustainability issues. Formerly worked in physics (QSO absorbers) and materials science (superconductor precursors) research, funded by NASA and US DOE.

Mr. Andresen's primary occupation is working at Ecotech Advisors. He is a part-time Advisor & Director at PI Energy, working 24 hours per week.



Dr. Isaac Ruiz

Sr. Scientist

Dr. Ruiz leads the development of solar PV devices at PI Energy. His research background includes thin film materials synthesis and characterization, device design and semiconductor process integration. Dr. Ruiz has extensive experience in driving the development of a range of technologies, including plasmonic optical filters, 2D material-based optical sensors and radiation detectors. Dr. Ruiz holds an M.S./Ph.D. in Electrical Engineering, with over 20 peer publications.



Dr. David Keogh

Advisory Board

Dr. Keogh research background spans materials synthesis and characterization to device design and fabrication. Dr. Keogh has extensive experience in driving the development of a range of technologies, including high-brightness LEDs, solar cells, lithium-ion batteries, and flow batteries for grid-scale energy storage. Dr. Keogh holds an M.S./Ph.D. in Electrical Engineering, with over 20 peer publications and 10 patents.



Mr. Mark Juergensen

Board Member

Mr. Juergensen has over 25 years of experience in developing, building and managing power generation projects, based on renewable and traditional technologies. His specialties include: power generation, asset management, project finance, venture capital, start-ups, technology commercialization, product development, mergers & acquisitions, cleantech, sustainability, and renewable energy. He directly supported renewable development and/or finance of 710 MW solar PV and CSP projects in the western US resulting. He is a retired naval officer and holds a B.S. in Electrical Engineering.

Mr. Juergensen's primary occupation is at CleanTech Energy, Inc. He is a part-time Director for PI Energy, working 2 hours per week.



Rodrigo Marquez Pacanins

Board Member

Mr. Marquez has more than 20 years of experience working in the energy industry, including solar, wind, oil and gas. In 2016, he joined Faro Energy, a solar developer focused on distributed generation in Brazil, where he served as General Counsel and interim CEO. Faro was sold in 2020 to Modern Energy, a US private equity firm. Mr. Marquez has a JD and a dual MBA from Nanyang Technological University, Singapore and BI Norwegian Business School. He is based in London and is fluent in English, French and Spanish.

Mr. Marquez's primary position is as an Independent Advisor at Faro Energy and is a part-time Director for PI Energy, working 2 hours per week.



Lee Krevat

Board Member

Mr. Krevat worked as a Director at Sempra Energy, where he led the award-wining Smart Grid program. In 2012, Krevat was named one of the top 100 movers and shakers who are influencing the smart grid market by GreenTech Media for the second time, and recognized as a Top 12 "Mover and Shaker" in the utility industry by Intelligent Utility Magazine for the second time. Krevat a BS in applied mathematics/computer science.

Mr. Krevat's primary occupation is at Krevat Energy Innovations. He is a part-time Advisory & Director for PI Energy, working 1 hour per week.



Sergio Mejia

Board Member

Mr. Mejia is a financial services professional with technology investment experience. He serves as an International Wealth Advisor with Merrill Lynch. Sergio is a Vice President and junior partner of the SG Group, one of Arizona's largest wealth management teams at Merrill Lynch. Sergio advises corporations, small businesses, family offices and high net-worth individuals; both domestically and internationally; on investment matters. He is also President and co-owner of SEER Holdings SAS, which focuses on investing in clean energy, electric vehicles and energy storage.

Mr. Mejia's primary occupation is at Merrill Lynch. He is a part-time Director for PI Energy, working 0.5 hour per week.



Dr. Scott Cushing

Advisory Board

Scott Cushing is an Assistant Professor at the California Institute of Technology (Caltech). Dr. Cushing research includes the development of new ultrafast characterization tools to understand energy, charge, and heat transfer in solar energy devices. His instrumentation work has led to multiple fundamental findings that are driving PI Energy's technology development. Dr. Cushing has garnered multiple awards, including a US Dept. of Energy EERE Fellowship. Dr. Cushing has a Ph.D. in Physics.



Dr. Edward Beardsworth

Advisory Board

Dr. Beardsworth has over 30 years of experience in the electric utility and energy industry, advising startups, investors and corporate clients. Dr. Beardsworth is Associate Director at Jane Capital Partners and serves on the Advisory Board for Garage Ventures. He worked as a manager at the Electric Power Research Institute, and previously served as an Associate Scientist at the Brookhaven National Lab, in studies involving analysis of developing country energy needs. He has a Ph.D. in Physics.



Mr. Charles Bayless

Advisory Board

Mr. Bayless served as President and CEO of several utilities, including Illinova Corp. and UniSource Energy. Mr. Bayless also served on the board of Dynegy, Edison Electric Institute, and EPRI. From 2004 to 2007, Mr. Bayless was President and Provost of the West Virginia University Institute of Technology. He holds an MSEE in Power Engineering, a JD and an MBA.

Offering Summary

Company	Pacific Integrated Energy, Inc.
Corporate Address	6650 Lusk Blvd Ste B204, San Diego, CA 92121
Offering Minimum	$10,000.00
Offering Maximum	$3,938,287.50
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	800
Maximum Number of Shares Offered	315,063
Price per Share	$12.50
Pre-Money Valuation	$87,861,525.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% Bonus Shares.

Amount-Based

$1,000+ | Tier 1

5% Bonus Shares.

$2,500+ | Tier 2

7% Bonus Shares.

$5,000+ | Tier 3

10% Bonus Shares.

$10,000+ | Tier 4

15% Bonus Shares + Phone Call with the CEO.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PI Energy will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $12.50 / share, you will receive 10 additional shares, meaning you'll own 110 shares of Non-Voting Common Stock for $1,250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment". Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

First Video (To Be Filmed)

Phil: Hello, I'm Phil Layton, the CEO and founder of PI Energy. It is important to create a better future for our kids and the next generation. A great challenge with renewable energy, as it exists today, is that it is growing far too slowly for the necessary transition to a clean energy future.

My physics and aerospace background gave me some novel insights into better ways of harnessing light energy.

We started PI Energy to advance clean energy technology, so it could be commercially competitive at a global scale.

David: Today's predominant solar PV market technology, with 92% of global installations, is traditional crystalline silicon, a technology invented 80 years ago. These traditional solar panels are rigid, fragile and heavy – which makes their installation expensive and severely limits where today's solar PV can be installed. Many rooftops cannot support additional heavyweight. Other current PV market solutions contain rare and/or toxic elements.

For solar PV to provide a large portion of global energy, next-generation technology is needed, that can: be installed at a lower cost, and on almost any surface, so it must be flexible and lightweight, and it also needs to be safe, made from non-toxic and earth-abundant elements.

That's the technology that PI Energy is developing.

Phil: There are many new solar PV markets for PI Energy's technology, including the rapidly growing electric vehicle market. This market is hampered by expensive batteries and limited charging infrastructure. Our lightweight, non-toxic flexible PV is ideal for electric cars, buses, vans, and trucks, which can reduce their plug-in charging requirements using solar energy. Power that is generated by the vehicle, replaces fossil fuel with sunlight.

Other new markets are commercial and industrial buildings with large roofs; in warehousing, shopping centers, manufacturing, and data centers. Our technology allows for lower installation costs as well as covering more surface area.

Lee: The current energy market is dominated by fossil fuels, which provides about 80% of globally consumed energy. Today, less than 1% comes from solar PV. PI Energy is developing technology that has the potential to disrupt the energy markets, it is designed to go on almost any solid surface, buildings, infrastructure, vehicles, fabric, and equipment. infrastructure, vehicles, fabric, and equipment.

David: Today, renewable energy is really a limited luxury afforded to wealthy nations. Our goal at PI Energy is not to provide a slightly better solar module, far beyond that, we want to enable a rapid expansion of clean energy globally, bringing practical and affordable energy to billions of people everywhere.

Local power generation that is clean and affordable improves the human condition. Meeting this challenge while addressing climate change, is only possible with large-scale clean energy that is cost-effective, safe, and practical

Lee: What's most exciting about PI Energy, is that it can jump the clean energy curve and meet the urgent climate crisis that we're facing. It's cleaner, safer, and at a lower cost. A truly transformational technology that can make a huge positive difference for our planet.

<u>Second Video</u>

Solar energy is the greatest potential source of clean energy. Sunlight reaching the surface of the Earth can provide over a 1,000 times more energy than humans use. We can do better. PI Energy's PV technology uses a nano metallic layer in a proprietary fabrication process. The unique combination of advantages makes this the first globally scalable PV technology. For solar energy to be significant, you need to be able to place it on most surfaces at a low cost. Our solar PV technology was designed precisely to meet this challenge. We envision PV on most external surfaces for residential, commercial, and industrial markets and wrapping electric cars, buses, and mobile devices. Enabling clean energy for the whole planet.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "PACIFIC INTEGRATED ENERGY, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF AUGUST, A.D. 2019, AT 4:51 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4863988 8100
SR# 20196618027

Authentication: 203457717
Date: 08-22-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:51 PM 08/20/2019
FILED 04:51 PM 08/20/2019
SR 20196618027 - File Number 4863988

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PACIFIC INTEGRATED ENERGY, INC.,
a Delaware corporation

Pacific Integrated Energy, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "Corporation"), does hereby certify:

FIRST: That resolutions of the Board of Directors of the Corporation were duly adopted setting forth the following proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and directing said amendment to be submitted to the stockholders of the Corporation for consideration. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article IV of the Certificate of Incorporation of the Corporation be amended to read in full as follows:

"The total number of shares of capital stock which the Corporation shall have authority to issue is 16,000,000 shares of common stock, $0.0001 par value per share, of which 14,000,000 shares shall be designated Common Stock and 2,000,000 shares shall be designated Nonvoting Common Stock. Each respective share of Common Stock shall entitle the holder thereof to one vote. Each respective share of Nonvoting Common Stock shall have the same powers, designations, preferences, rights, qualifications, limitations and restrictions as a share of Common Stock, provided, however, that the Nonvoting Common Stock shall be a non-voting series of common stock and shall (except to the extent otherwise required by law) have no right to vote on any matter. If and when the consummation of an initial public offering of Common Stock by the Corporation occurs, each share of Nonvoting Common Stock then or thereafter outstanding shall immediately and automatically be converted into Common Stock on a 1:1 basis (subject to proportional adjustment in the event of any and all stock splits, reverse stock splits, stock dividends and/or recapitalizations of either series).

At the effective time of the filing of this Certificate of Amendment of Certificate of Incorporation with the Delaware Secretary of State and without any need for further action on the part of the Corporation or on the part of any stockholder, each respective outstanding share of the corporation's capital stock shall automatically be reconstituted into a share of Common Stock."

SECOND: That thereafter, the holders of the necessary number of shares of the Corporation as required by statute voted in favor of and adopted the foregoing amendment by written consent action in accordance with Section 228 of the Delaware General Corporation Law in lieu of a special meeting of stockholders.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Pacific Integrated Energy, Inc. has caused this Certificate of Amendment of Certificate of Incorporation to be signed by Phil Layton, its duly authorized President, on August 20, 2019.

Phil Layton
President